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05008462

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Day Software

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 01 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34849

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 6/1/05

ARLS
12-31-04

Day

2004 Annual Report





Day Software Holding AG 2004 Annual Report



Dear shareholders, customers and partners:

2004 was a very important year for Day Software: We have set the foundation for the future success of our company.

Until today, our business had relied on a single product family. With Communiqué, our flagship offering, we have successfully positioned Day as a leading provider of Global Content Management solutions.

In 2004, we prepared for the launch of a second significant product family that we believe has at least the market potential of Communiqué. The new products are centered around the new standard for Enterprise Content, JSR 170, that Day Software first initiated three years ago. Today we are leading a global expert group that consists of leading industry players such as IBM, Oracle, Sun, SAP, BEA, and others. It is expected that this standard will have a profound impact on the way business applications are developed and enterprise content is managed. We are pleased to see that our approach has gained such wide industry acceptance.

We are excited about the potential for the company as Day is currently the only company that has a full commercial product implementation built on this groundbreaking new standard. We believe that with this second product family, which we will release in 2005, Day has created a solid basis for a successful future.

2004 was also a challenging year. The development of our revenues in the fourth quarter were below our expectations. This was primarily due to a significant amount of new business that shifted into early 2005, and an overall revenue shortfall in Germany. Specifically, maintenance and services revenues developed well, but software license sales were lower than projected. Normally, the fourth quarter delivers the strongest license revenues while business at the beginning of the year tends to be somewhat slower. This year we saw the opposite trend occur: While several customers had selected Day's technology in the fourth quarter of 2004, final contracts were not signed until the first weeks of the new year.

In 2004, we continued to be very cost conscious. Expenses remained under control, and we had stable gross profit margins. We continue to manage our existing operations in an efficient manner and are well on a path towards profitability.

With these trends, we believe that we are well positioned to deliver a healthy 2005 in our core business, enterprise content management. We will also be launching our new software infrastructure product line this spring. These new products will help us diversify our offerings and open new revenue streams for the company. We believe that the combination of our content management business and our new infrastructure products will be a solid basis for a strong 2005.

The best and most important validation of Day's technology continues to come from the customers who use our software to solve their business problems in a reliable, cost efficient way. In 2004, we continued to work closely with existing blue chip customers such as McDonalds, DaimlerChrysler and Volkswagen. We also added some of the world's largest companies to our customer list, including Nokia, Zebra Technologies, and On Command in the U.S., WestLB, Groupe Mutuel, Swiss PostFinance, K&H Bank of Hungary, Touring Club of Switzerland, and MeteoSwiss in Europe, and the Singapore Ministry of Defense in Asia. The caliber of our new and existing customers continues to be an important validation of the strength, performance and reliability of our innovative technology.

Additional 2004 highlights include:

• We successfully launched significant new versions of our flagship product, Communiqué, to customers, partners and industry analysts with enhanced capabilities such as Document Management capabilities, advanced Digital Asset Management, and better usability.

• We further demonstrated our industry thought leadership by becoming the first company to ship an early release of a Java Content Repository based on groundbreaking new standard, JSR 170. Day initiated and has led the development of this innovative standard over the past three years.

• We demonstrated our industry leadership by hosting our second annual Global Content Management Summit in Zurich, Switzerland in October, where executives from leading companies around the world, such as Audi, McDonald's, DaimlerChrylser, General Motors and CSFB, gathered to share best practices about managing enterprise content on a global scale.

We have strong momentum heading into 2005 and are optimistic about the markets for our products. In 2005 we will focus on evolving into a multi-product company, improving our operating results, providing growth and value to our customers, and unlocking shareholder value by continuing to play a leading role as a truly innovative force in the software industry. As always, we appreciate the support of our shareholders, customers and partners. On behalf of the Board of Directors and the whole company, I thank you for your continued trust.

Sincerely,

Michael Moppert
Chairman and Chief Executive Officer



(in millions CHF, except share information)

Financial Highlights

	2004	2003
Software licenses revenue	4.5	7.9
Services revenue	8.6	6.8
Total revenues	13.1	14.7
Gross profit	8.8	9.7
Operating expenses	14.5	13.9
Loss from operations	5.7	4.2
Net loss	5.5	4.0
Loss per share	4.62	3.52

Results of Operations

Revenues

Total revenues for the year ended December 31, 2004 were CHF 13.1 million, of which CHF 4.5 million, CHF 3.8 million and CHF 4.8 million was related to software licenses, maintenance and services, respectively. Total revenues for the year ended December 31, 2003 were CHF 14.7 million, of which CHF 7.9 million, CHF 2.5 million and CHF 4.3 million was related to software licenses, maintenance and services, respectively. Software licenses revenue as a percentage of total revenues was 34% and 54% for the years ended December 31, 2004 and 2003, respectively. The decrease in revenues from 2003 to 2004 was primarily due to less than expected fourth quarter revenues due to a significant amount of new business that shifted into early 2005 and an overall revenue shortfall in Germany.

2004	Total Revenue	% in Licenses	% in Services
First quarter	3.7	38%	62%
Second quarter	3.7	43%	57%
Third quarter	3.4	32%	68%
Fourth quarter	2.3	17%	83%

Day's revenue base continues to be geographically diverse. The Company has continued to generate revenue in Switzerland, Germany, the United States and the United Kingdom. The Company generated total revenues of CHF 10.0 million (or 76% of total revenues), CHF 2.7 million (or 21% of total revenues) and CHF 0.4 million (or 3% of total revenues) in Europe, the Americas and Asia Pacific in 2004, respectively, as compared to CHF 11.7 million (or 80% of total revenues) and CHF 2.8 million (or 19% of total revenues) and CHF 0.2 million (or 1% of total revenues) in Europe, the Americas and Asia Pacific in 2003, respectively.

The Company's subsidiaries generally conduct business and report their financial statements in their respective local currencies, which is other than the Company's reporting currency (i.e., the Swiss Franc). These currencies include the U.S. dollar, British pound, the Euro and the Singapore Dollar. When the financial statements of these foreign subsidiaries are translated into the Swiss Franc, the resulting foreign currency translation adjustments are included in other comprehensive loss and accumulated other comprehensive income (loss). Changes in the exchange rates of these foreign currencies against the Swiss Franc will result in currency translation effects that could have a significant impact on the Company's consolidated financial statements. The Company will continue to be subject to these foreign currency translation effects as long as it continues to conduct business on a global basis.

If the 2004 revenues of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2003, consolidated revenues would have been approximately CHF 0.1 million higher for 2004.

Gross Profit

Gross profit for the years ended December 31, 2004 and 2003 was CHF 8.8 million and CHF 9.7 million, respectively. Gross profit margin increased to 67% in 2004 from 66% in 2003. The improvement in the gross profit margin is a result of increase in maintenance revenues and lower cost of services in 2004.

The Company's quarterly gross profit margins are as follows:

2004	Gross Profit	Gross Profit %
First quarter	2.7	73%
Second quarter	2.6	70%
Third quarter	2.2	65%
Fourth quarter	1.3	57%

If the 2004 gross profit of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2003, consolidated gross profit would have been approximately CHF 0.05 million lower for 2004.

Operating Expenses

Operating expenses are comprised of costs relating to research and development ("R & D"), sales and marketing ("S & M"), general and administrative ("G & A"), amortization of intangibles, stock based compensation, and restructuring.

For the years ended December 31, 2004 and 2003, the Company had total operating expenses of CHF 14.5 million and CHF 13.9 million, respectively. Total operating expenses in 2004 increased by 4%. Research and development expenses increased 11%, sales and marketing expenses decreased 8%, general and administrative expenses increased 3% as compared to 2003.

2004	R & D CHF	R & D % of Revenues	S & M CHF	S & M % of Revenues	G & A CHF	G & A % of Revenues
First quarter	0.8	22%	1.8	49%	0.7	19%
Second quarter	0.7	19%	1.8	49%	1.1	30%
Third quarter	0.8	24%	1.9	56%	0.7	21%
Fourth quarter	0.7	30%	1.7	74%	0.7	30%

The increase in R & D spending largely resulted from the Company's investment in its next generation of technology products.

The Company was able to reduce its S & M costs by eliminating marketing and advertising programs that were not providing an adequate return on the Company's investment.

If 2004 operating expenses of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2003, consolidated operating expenses would have been approximately CHF 0.2 million higher for 2004.

In 2005, Day will continue to monitor its cost structure closely and will make periodic adjustments whenever necessary.

Foreign Currency Transaction Losses

During 2004 and 2003, the Company recorded foreign currency transaction losses of CHF 0.05 million and CHF 0.02 million, respectively.

The weakness of the U.S. dollar account against the Swiss Franc was the primary reason for the foreign exchange loss reported for the years ended December 31, 2004 and 2003. Although the Company still maintains U.S. dollar denominated accounts, management has reduced its exposure by reducing U.S. dollar working capital to that which is considered absolutely necessary on a short-term basis. Management does not expect significant future foreign currency transaction exchange losses of this nature to occur as a result of these measures, however this cannot be assured.

Net Loss

The net loss for the years ended December 31, 2004 and 2003 was CHF 5.5 million and CHF 4.0 million, respectively. The net loss for the Europe segment was CHF 1.9 million in 2004 compared to net income of CHF 1.8 million in 2003. The net loss for the Americas segment decreased to CHF 3.6 million in 2004 from CHF 5.8 million in 2003. The decline in the results of operations in 2004 as compared to 2003 was primarily due to the decrease in second half license revenues as compared to the second half of 2003, primarily within the Europe segment and due to a CHF 1.0 million impairment charge in 2004 on goodwill and intangible assets which resulted from the acquisition of MarketingNet Ltd. in 2000.

The loss per share for the years ended December 31, 2004 and 2003 was CHF 4.62 and CHF 3.52, respectively.

Liquidity and Capital Resources

As of December 31, 2004, cash and cash equivalents amounted to CHF 4.5 million, down from CHF 5.3 million as of December 31, 2003. Net cash used in operating activities was CHF 1.7 million for the year ended December 31, 2004, as compared to CHF 3.6 million for the year ended December 31, 2003.

Accounts receivable net, including unbilled receivables, as of December 31, 2004 amounted to CHF 2.8 million, as compared to CHF 6.4 million as of December 31, 2003. Average days-sales-outstanding ("DSO"), which exclude unbilled receivables, as of December 31, 2004 decreased to 125 days, as compared to 138 days as of December 31, 2003.

Accounts payable increased to CHF 0.4 million as of December 31, 2004 from CHF 0.3 million as of December 31, 2003.

Deferred revenue decreased from CHF 3.1 million as of December 31, 2003 to CHF 2.2 million as of December 31, 2004. Deferred maintenance revenue decrease was primarily due to the decline in new license and maintenance deals in the fourth quarter of 2004 as compared to the fourth quarter of 2003.

Accrued liabilities decreased to CHF 1.6 million as of December 31, 2004, as compared to CHF 2.2 million as of December 31, 2003. The decrease in accrued liabilities primarily resulted from decreases in accrued value added tax due to the decrease of fourth quarter 2004 revenues as compared to fourth quarter 2003.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The accompanying consolidated financial statements are presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of CHF 5.5 million for the year ended December 31, 2004 and has incurred cumulative losses of CHF 140.7 million since inception. Net cash used in operating activities was CHF 1.7 million and CHF 3.6 million for the years ended December 31, 2004 and 2003, respectively. Management's plans to improve the Company's liquidity situation include introduction of new products, continued emphasis on shifting the revenue base from services to higher-margin software licenses, improving sales efficiency performance and further refinements to the overall cost structure. In the event the Company would like to raise additional liquidity, management believes it can secure such funds. Management continues to pursue a number of strategic financing opportunities which have arisen in the normal course of business. The Company's ability to continue as a going concern is dependent upon its ability to execute these plans and, if necessary, to secure additional sources of liquidity. Although no assurances can be given, management remains confident that it can execute its plan.

Product

In 2004, Day released the latest version of its Communiqué product line, Communiqué 3.5.5. The new release extends the reach of the existing Communiqué software with several innovative features including advanced Document Management and Digital Asset Management capabilities, enhanced usability with Workflow Inbox Filtering and a new "sidekick" feature for authoring, and better performance through Cluster Management. Communiqué has been consistently designed and developed by one core team of developers, resulting in a highly efficient, scalable tightly integrated product suite with enterprise-class performance.

Day further demonstrated its industry thought leadership by becoming the first company to ship an early release of a Java Content Repository based on groundbreaking new standard, JSR 170. Day initiated and has led the development of this innovative standard over the past three years. Day's CTO, David Nüscheler, has successfully chaired the JSR 170 standards body since its inception. The open source community is aggressively working on early adoption and now, products are starting to emerge in the marketplace. The standard gained the support of key technology leaders in 2004 in our industry and beyond, including companies such as IBM, SAP, BEA or Oracle.

Customers

In 2004, Day continued to grow its global blue chip customer base. The Company won new contracts in North America, Europe and Asia, including West LB, Groupe Mutuel, Swiss PostFinance, K&H Bank of Hungary, Ministry of Defense of Singapore, Touring Club of Switzerland, MeteoSwiss, NOKIA, Zebra Technologies and On Command. During 2004, Day continued to work with some of the world's largest, most successful companies. Day's customers include McDonald's, Intercontinental Hotel Group, Johnson Controls, QinetiQ, Degussa, Edipresse, La Poste, Swire Properties, Axima, Aral, Pfizer, TNT, Lonza, Panalpina and UBS.

Partners

Day formed a strategic partnership with WireJack, a leading wireless application provider, to develop a next generation mobile content platform for their global entertainment and marketing applications. This platform will be the distribution mechanism for delivering content and services to mobile carriers across the world such as Verizon, Alltel, US Cellular, Midwest Wireless and Bell South International.

Day also strengthened its network with strategic partners, including formalizing joint cooperation agreements with Unisys and IBM, and added a featured partnership with globalization leader Trados.

Employees

As of December 31, 2004, the Company had 86 employees, as compared to 81 employees as of December 31, 2003. As of December 31, 2004, the headcount was allocated as follows: 17% of staff were employed in professional services, 32% in sales and marketing, 13% in general and administrative and 21% in research and development. Day's UK subsidiary, MarketingNet, employed 17% of the employees.



(in thousands CHF, except share information)

Group Structure and Shareholdings

Group Structure and Shareholders

Day Software Holding AG, formerly Day Interactive Holding AG (the "Company" or "Day"), was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company, through its wholly owned subsidiaries, provides integrated content, portal and digital asset management software. The Company's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

The Company has no listed subsidiaries.

The capitalization of the listed company (Day Software Holding AG; Valor / ISIN: DAYN / 1047421) at the SWX as of December 31, 2004 was TCHF 23,709. Capitalization was calculated taking the closing market stock price at December 31, 2004 multiplied by the number of shares outstanding at December 31, 2004.

The Company's non-listed subsidiaries include the following:

Subsidiary	Domicile	Functional Currency	Share Capital	Ownership
Day Management AG	Basel, Switzerland	CHF	250	100%
Day Software AG	Basel, Switzerland	CHF	100	100%
Day Software GmbH	Munich, Germany	EUR	25	100%
Day Software, Inc.	United States	USD	420	100%
Day Software Ltd.	United Kingdom	GBP	2,800	100%
Day Interactive Singapore PTE Ltd.	Singapore	SGD	100	100%
MarketingNet Ltd.	United Kingdom	GBP	21	100%

Significant Shareholders

The following table describes the significant shareholders of the Company:

Name	Shares	Ownership
Michael Moppert	226,581	18.73%
Roger Mäder	136,355	11.27%
David Nüscheler	110,410	9.13%

Capital Structure

Share Capital

As of December 31, 2004, the Company had ordinary, authorized and conditional capital of TCHF 12,097, TCHF 5,620 and TCHF 4,715, respectively.

Authorized capital can be issued at the discretion of the Board of Directors, provided that any issuances of authorized capital are within a period not exceeding two years following approval by the shareholders (currently before May 17, 2006). Any increases to authorized or conditional capital are subject to the approval of the shareholders.

The Company may issue up to 562,000 shares of authorized capital (all shares at a par value of CHF 10.00 each), subject to certain limitations and restrictions. Authorized capital can be used for acquisitions, new investments, participation of employees and strategic alliances and partnerships.

The Company may issue up to 471,531 shares of conditional capital (all shares at a par value of CHF 10.00 each), subject to certain limitations and restrictions. Conditional capital will only be issued in connection with the exercise of the Company's stock options granted to employees.

Changes in Capital

On February 15, 2000, the Company sold 100,000 shares at a price of CHF 110.00 per share under a private placement. The private placement resulted in net proceeds of TCHF 9,123. On April 3, 2000, the Company sold 300,000 shares at a price of CHF 440.00 per share under an initial public offering ("IPO"). The IPO resulted in net proceeds of TCHF 122,348.

In 2001, the Company issued 20,709 shares of capital stock, valued at TCHF 6,170, in connection with the acquisition of MarketingNet Ltd. and issued 1,473 shares of capital stock in connection with stock option exercises.

In 2003, the Company issued 3,047 shares of capital stock in connection with stock option exercises.

In 2004, the Company issued 84,344 shares of capital stock in connection with stock option exercises.

There were no other significant changes in capital during the five-year period ended December 31, 2004.

Shares and Participation Certificates

As of December 31, 2004, the Company had 1,209,654 ordinary shares at a par value of CHF 10.00 outstanding. All of these shares were paid up. Only registered shareholders have voting rights (one vote per share).

The company has no other categories of shares or shares with a different par value.

Convertible Bonds and Options

As of December 31, 2004, the Company had no convertible bonds issued or outstanding.

In November 1999, the Board of Directors adopted the Day Interactive Holding AG International Stock Option Plan (the "International Option Plan") and the Day Interactive Holding AG United States Stock Option Plan (the "United States Option Plan"). The shareholders of the Company approved both the International Option Plan and United States Option Plan, effective November 1999. The Board of Directors allocated 190,000 shares of capital stock for issuance under the International Option Plan and 95,000 shares of capital stock for issuance under the United States Option Plan. In April 2001, the Board of Directors approved a resolution to increase the shares of capital stock for issuance under the United States Option Plan to 373,595. The Board of Directors further approved a resolution to decrease the shares of capital stock for issuance under the International Option Plan to 186,800. Both of these resolutions were ratified by the shareholders in May 2001.

Both the International Option Plan and United States Option Plan are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. The maximum term of options granted under the International Option Plan is ten years, except for options granted to optionees based in Europe, which will have a maximum term of five years. The maximum term of options granted under the United States Option Plan is ten years. Each option under both plans entitles the optionee to one ordinary share of Day Software Holding AG capital stock.

As of December 31, 2004, the Company had 279,860 options outstanding under the International Option Plan and United States Option Plan. See Note 6 in the notes to the consolidated financial statements of Day Software Holding AG and subsidiaries for further information regarding the Company's outstanding options.

Board of Directors

The Board of Directors:

Michael Moppert
Since Day's inception, Michael Moppert has served as Chairman of the Board or Chief Executive Officer. Currently, Mr. Moppert holds both positions. Prior to founding the Company, Mr. Moppert was working as a journalist and editor for several Swiss newspapers. He holds a masters degree in History and Sociology from the University of Basel. Mr. Moppert is a citizen of Switzerland.

David Nüscheler
David Nüscheler is the Chief Technology Officer for Day. He is responsible for technology strategy for the Company and ongoing product development. Mr. Nüscheler joined Day in 1994 and was key to the growth of the Company from a small multimedia agency to a leading enterprise content management solution company. He created the basic concept for the original Communiqué and has guided product development to create a truly advanced content unification and presentation platform. He specializes in application and systems programming, as well as Internet programming. Mr. Nüscheler studied Computer Science at the Swiss Federal Institute Technology in Zürich, Switzerland. Mr. Nüscheler is a citizen of Switzerland.

Mark Walsh
Mark Walsh is a non-executive member of the Board of Directors. Mr. Walsh is the Chief Technology Advisor for the Democratic National Committee of the United States of America. He is the first person to have that job, and is responsible for bringing the party and its tactics into the 21st Century. He has been in the interactive services/ internet industry for over 15 years. Previously, Mr. Walsh was the Chairman and Chief Strategy Officer of VerticalNet, Inc. Mr. Walsh joined VerticalNet in August 1997 as President and Chief Executive Officer, and was appointed to Chairman in July 2000. VerticalNet is an enterprise software and services company that uses the Internet to help companies transact and collaborate. Previously, he was a Senior Vice President and a corporate officer at America Online. He ran AOL Enterprise, the business-to-business division of AOL which he founded. He also was President of General Electric's interactive services division. Mr. Walsh holds an M.B.A. degree from Harvard University and B.A. degree from Union College, Schenectady New York. Mr. Walsh is a citizen of the United States.

Greg Williams
Greg Williams is a non-executive member of the Board of Directors. Mr. Williams is currently a partner with the law firm of Allen Matkins Leck & Mallory LLP, a leading United States-based law firm. Mr. Williams' areas of practice include corporate, securities and mergers & acquisitions law with a focus on Internet and information technology emerging-growth companies. Mr. Williams is serving as Day's principal outside legal counsel. Mr. Williams received his B.I.S. from the University of Minnesota, magna cum laude and J.D. from University of Minnesota, cum laude. Mr. Williams is a citizen of the United States.

Elections and Terms of Office

The Board of Directors shall be composed of one or several members, who must be shareholders. They shall be elected at the General Meeting of the Shareholders for a term of three years and are eligible for re-election. The terms of office shall end on the day of the General Meeting of the Shareholders. In the event of by-elections, the new members of the Board of Directors will complete the term of office of their predecessors.

Mr. Moppert and Mr. Nüscheler were first elected in October 1999. Mr. Williams was first elected in February 2000 and Mr. Walsh was first elected in December 2000.

The terms of the current members of the Board of Directors end on the date of the 2006 General Meeting of the Shareholders.

Internal Organizational Structure

The Board of Directors has two subcommittees, the Compensation Committee and the Audit Committee.

Members of the Compensation Committee include Michael Moppert, Greg Williams and Mark Walsh. The purpose and area of responsibility of the Compensation Committee is to decide on general compensation matters and structure and to review and to monitor the Company's hiring and compensation policies. Controls and meetings take place on a regular and on an as needed basis.

Members of the Audit Committee include Greg Williams (Chairman) and Mark Walsh. The purpose and area of responsibility of the Audit Committee is to monitor the accounting and financial reporting practices of the Company. Controls and meetings take place on a regular and on an as needed basis.

All other matters are shared by the Board of Directors and are discussed regularly at meetings, which are typically held once per quarter.

Definition of Areas of Responsibility

The Board of Directors is responsible for making key, strategic decisions for the Company and sensitive compensation oriented decisions pertaining to senior management and the Board of Directors itself.

Management is responsible for managing day-to-day operations, executing the operational plan and providing business updates and information on a regular basis, or as specifically requested by the Board of Directors.

Information and Control Instruments

The Board of Directors uses a variety of information and control instruments to closely monitor the Company's operations. The Board of Directors holds periodic meetings to review the results of operations and to discuss matters that are deemed critical to the Company. The Board of Directors principally relies on the Company's global accounting system to provide a wide variety of reports including full monthly reports in which the results of operations may be analyzed. Management supplements this information as requested by the various members of the Board of Directors.

Management Board

The Management Board:

Michael Moppert
Michael Moppert serves as the Company's Chief Executive Officer. Prior to founding the Company, Mr. Moppert was working as a journalist and editor for several Swiss newspapers. He holds a masters degree in History and Sociology from the University of Basel. Mr. Moppert is a citizen of Switzerland.

David Nüscheler
David Nüscheler serves as the Company's Chief Technology Officer. He is responsible for technology strategy for the Company and ongoing product development. Mr. Nüscheler joined Day in 1994 and was key to the growth of the Company from a small multimedia agency to a leading enterprise content management solution company. He created the basic concept for the original Communiqué and has guided product development to create a truly advanced content unification and presentation platform. He specializes in application and systems programming, as well as Internet programming. Mr. Nüscheler studied Computer Science at the Swiss Federal Institute Technology in Zürich, Switzerland. Mr. Nüscheler is a citizen of Switzerland.

Chris Harano
Chris Harano serves as the Company's Chief Financial Officer. Prior to joining Day, Mr. Harano served in an interim Chief Financial Officer and financial advisor capacity to various Internet-related ventures. Previously, Mr. Harano was a Director in the Financial Advisory Services practice of Price Waterhouse from 1994 to 1998. He also served as an auditor with Price Waterhouse from 1986 to 1988, and worked at a merger and acquisitions boutique firm from 1989 to 1992. Mr. Harano holds an M.S. degree from the Sloan School of Management at Massachusetts Institute of Technology (1994), a B.A. degree in economics from University of California, Los Angeles (1986) and is a Certified Public Accountant. Mr. Harano is a citizen of the United States.

Compensation and Shareholdings

Method of Determining Compensation

The basic principles guiding compensation levels are the economic budget constraints of the Company and the market for individual management talent. Compensation packages can vary greatly between the various roles in the Company.

The basic elements of compensation include base salary, performance bonuses, car allowances, expense allowances and, in certain instances, equity incentives such as stock options. It is also typical for the Company to offer certain employee benefit programs such as medical insurance, life insurance and retirement plans. Available benefits tend to vary significantly based on country or jurisdiction and the local employment market conditions.

The compensation of the Board of Directors is determined by the Board of Directors. The compensation of the Senior Management is determined by the Compensation Committee.

Director and Management Compensation

As of December 31, 2004, the Management Board was comprised of the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer. For the year ended December 31, 2004, the Company paid cash compensation to the Management Board of TCHF 587. In addition, options to purchase 57,100 shares of the Company's capital stock were granted at various dates during 2004.

Non-executive members of the Board of Directors did not receive any cash compensation for the year ended December 31, 2004. The Board of Directors did receive options to purchase 10,000 shares of the Company's capital stock for the year ended December 31, 2004.

Highest Total Compensation

The highest paid member of the Board of Directors in the Company was paid cash compensation of TCHF 188 for the year ended December 31, 2004 and was granted 16,300 options to purchase shares of the Company's capital stock.

Total shares of capital stock (excluding unregistered shares) held by the Management Board and Board of Directors as of December 31, 2004.

Management Board[1]	347,274
Board of Directors[2]	488

(1) Includes Management Board members who also hold seats on the Company's Board of Directors. Also includes shares held by family members.
(2) Excludes members of the Board of Directors who also hold seats on the Management Board.

Total outstanding options to purchase shares of the Company's capital stock, as of December 31, 2004, which were held by the Management Board and Board of Directors.

	1999 Grant	2001 Grant	2002 Grant	2003 Grant	2004 Grant	Total Grants	Option Term (years)	Range of Exercise Price
Management Board[1]	21,057	7,500	3,597	42,100	57,100	131,354	5 to 10	10.00-35.00
Board of Directors[2]	1,057	10,500	–	9,000	10,000	30,557	10	10.00-21.32

(1) Includes Management Board members who also hold seats on the Company's Board of Directors.
(2) Excludes members of the Board of Directors who also hold seats on the Management Board.

Shareholders' Participation Rights

Registrations in the Share Register

From ten days prior until the day following the General Meeting of the Shareholders, no entry into the shareholders' register shall be made. Only those registered in the shareholders' register shall be recognized as shareholders vis-à-vis the Company.

Shareholders that own shares with a par value of more than TCHF 1,000 may request the Company to add an item on the agenda. The Company invites them to do so via publication in the Swiss Gazette (SHAB) 41 days prior to the shareholder meeting. Any request to put an item on the agenda has to be submitted to the Company no later than 27 days prior to the shareholder meeting.

Changes of Control and Defense Measures

Mandatory Offer

In the case of a public offering of the Company's capital stock, pursuant to Art. 32 of the Federal Act on Stock Exchanges and Securities Trading ("SESTA"), the offering price must be at least the market price of the Company's capital stock. However, pursuant to paragraph 4 of Art. 32 of the SESTA, such price may not be lower than the highest price paid by the offering party for shares of the Company during the preceding twelve months.

Clauses on Changes in Control

As more thoroughly described above, the Company has granted options to purchase 30,557 shares and 131,354 shares of capital stock to the Board of Directors and the Management Board, respectively. Substantially all of these options contain vesting acceleration provisions for unvested shares. These acceleration provisions are generally triggered by a change in control or corporate transaction, as defined, or an involuntary termination following a change in control or corporate transaction.

Auditors

Duration of the Mandate and Term of Office of the Head Auditor

KPMG Fides Peat, located in Basel, Switzerland, serves as the Company's principal auditor. KPMG Fides Peat was elected at the inception of the Company and has been re-elected each year since this time. They assumed their current mandate in May 2004 at the General Meeting of the Shareholders. Orlando Lanfranchi is currently the Head Auditor and has served in such capacity since the Company's inception in October 1999.

Total audit fees paid to KPMG Fides Peat in 2004 amounted to TCHF 188. Non-auditing fees, which consist solely of tax fees, paid to KPMG Fides Peat in 2004 amounted to TCHF 33.

Supervisory and Control Instruments Vis-À-Vis the Auditors

The Chairman of the Board of Directors meets on a periodic basis with the external auditors to discuss the results of the Company's operations and current business strategy. The external auditors engage in formal communications with the audit committee and the Chairman of the Board of Directors, generally on a quarterly basis.

KPMG Fides Peat serves as the Company's principal auditor. The Company has also retained the audit firm of BR Wirtschaftsprüfungsgesellschaft mbH who acts as the Company's second auditor for special purposes. BR Wirtschaftsprüfungsgesellschaft mbH was first elected on June 2, 2003 and has been re-elected each year since this time. Their current mandate commenced in May 2004.

Information Policy

The Company provides information to the shareholders on a quarterly and annual basis. To the extent that material events or conditions exist in the interim, additional information is provided as necessary. Information is provided in the form of press releases, downloadable files through the Investor Relations section of Day's website, www.day.com, and as requested via telephone at the Company's headquarters in Basel, Switzerland. See the Additional Information section of this Annual Report for further contact information.



Independent Report of the Auditors to the General Meeting of DAY Software Holding AG, Basel

KPMG

We have audited the accompanying consolidated balance sheets of DAY Software Holding AG and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, and shareholders' equity, cash flows and notes for the years then ended, presented on page 26 through 43.

These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with auditing standards promulgated by the Swiss profession, and with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in the United States and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The company has decreased its net cash drain again as discussed in Note 2 to the consolidated financial statements. However, the Company still generated negative net operating cash flows for the year ended December 31, 2004 and the net loss has increased compared to prior year. These factors continue to raise doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG Fides Peat

Orlando Lanfranchi
Swiss Certified Accountant
Auditor in Charge

Florence Furler
Swiss Certified Accountant

Basel, April 8, 2005

Consolidated Balance Sheets

(in thousands CHF, except share information)

ASSETS	Notes	December 31, 2004	December 31, 2003
Current assets			
Cash and cash equivalents	2	4,500	5,344
Accounts receivable, net of allowance of CHF 73 and CHF 519 as of December 31, 2004 and 2003, respectively	2	2,638	6,324
Unbilled receivables		155	102
Other receivables		424	72
Prepaid expenses		228	214
Total current assets		**7,945**	**12,056**
Non-current assets			
Property and equipment, net	3	603	1,663
Investments	2	91	–
Goodwill and intangible assets, net	2	3,511	4,698
Other assets		333	356
Total non-current assets		**4,538**	**6,717**
TOTAL ASSETS		***12,483***	***18,773***
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable		400	268
Deferred revenues		2,224	3,098
Other current liabilities		181	583
Accrued liabilities	4	1,597	2,213
Total current liabilities		**4,402**	**6,162**
Commitments and contingencies	5		
Shareholders' equity			
Share capital, CHF 10.00 par value 2,243,185 shares total 1,209,654 and 1,125,310 shares issued and outstanding as of December 31, 2004 and 2003, respectively	6	12,097	11,253
Treasury shares	6	(1,074)	(1,074)
Capital reserves		138,299	138,170
Accumulated deficit		(140,652)	(135,139)
Accumulated other comprehensive loss		(589)	(599)
Total shareholders' equity		**8,081**	**12,611**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		***12,483***	***18,773***

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Operations

(in thousands CHF, except share information)

	Notes	Year Ended December 31, 2004	Year Ended December 31, 2003
Revenues			
Software licenses		4,492	7,886
Services		8,581	6,844
Total revenues		**13,073**	**14,730**
Cost of revenues			
Software licenses		121	12
Services		4,162	5,058
Total cost of revenues		**4,283**	**5,070**
Gross profit		***8,790***	***9,660***
Operating expenses			
Research and development		3,007	2,653
Sales and marketing		7,158	7,803
General and administrative		3,152	3,057
Amortization of intangible assets	2	187	187
Impairment of goodwill	2	1,000	–
Stock-based compensation	2 and 6	28	345
Restructuring charges	4	–	(180)
Loss from operations		**(5,742)**	**(4,205)**
Interest income		27	41
Interest expense		(7)	(5)
Foreign exchange loss	2	(50)	(16)
Other income		286	298
Loss before income taxes		**(5,486)**	**(3,887)**
Provision for income taxes	8	(27)	(64)
Net loss		***(5,513)***	***(3,951)***
Other comprehensive income (loss)		10	(122)
Comprehensive loss		***(5,503)***	***(4,073)***
Basic and diluted loss per share	***2***	***(4.62)***	***(3.52)***
Shares used in computing basic and diluted loss per share		**1,194,286**	**1,122,868**

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands CHF)

	Notes	Year Ended December 31, 2004	Year Ended December 31, 2003
Net loss		**(5,513)**	**(3,951)**
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation of fixed assets	3	1,079	1,492
Loss on fixed asset dispositions		10	189
Amortization of intangible assets	2	187	187
Net foreign currency exchange losses		26	28
Impairment of goodwill	2	1,000	–
Stock-based compensation	2 and 6	39	392
Stock received in exchange for software	2	(100)	–
Changes in operating assets and liabilities			
Accounts receivable		3,643	(1,621)
Unbilled receivables		(47)	199
Prepaid expenses and other current assets		(371)	640
Accounts payable		141	(317)
Deferred revenues		(787)	233
Accrued liabilities		(592)	(1,319)
Other current liabilities		(399)	265
Net cash used in operating activities		**(1,684)**	**(3,583)**
Cash flows from investing activities			
Purchases of equipment	3	(36)	(48)
Proceeds from sale of equipment		1	41
Other assets		–	29
Net cash provided by (used in) investing activities		**(35)**	**22**
Cash flows from financing activities			
Proceeds from stock option exercises		934	34
Net cash provided by financing activities		**934**	**34**
Net decrease in cash and cash equivalents		**(785)**	**(3,527)**
Foreign currency adjustment on cash		(59)	(128)
Cash and cash equivalents at beginning of period		5,344	8,999
Cash and cash equivalents at end of period		***4,500***	***5,344***
Supplemental disclosure of cash flow information			
Net interest paid		7	5
Net income taxes paid		79	13
Non-cash investing and financing activities			
None			

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands CHF, except share information)

	Share Capital Shares	Share Capital Amount	Treasury Shares	Capital Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances, January 1, 2003	**1,122,263**	**11,223**	**(1,074)**	**137,774**	**(131,188)**	**(477)**	**16,258**
Proceeds from exercise of stock options	3,047	30	–	4	–	–	34
Stock-based compensation	–	–	–	392	–	–	392
Net loss	–	–	–	–	(3,951)	–	(3,951)
Foreign currency translation	–	–	–	–	–	(122)	(122)
Balances, December 31, 2003	**1,125,310**	**11,253**	**(1,074)**	**138,170**	**(135,139)**	**(599)**	**12,611**
Proceeds from exercise of stock options	84,344	844	–	90	–	–	934
Stock-based compensation	–	–	–	39	–	–	39
Net loss	–	–	–	–	(5,513)	–	(5,513)
Foreign currency translation	–	–	–	–	–	10	10
Balances, December 31, 2004	**1,209,654**	**12,097**	**(1,074)**	**138,299**	**(140,652)**	**(589)**	**8,081**

See accompanying notes to these consolidated financial statements.

Notes to Consolidated Financial Statements

(in thousands CHF, except share information)

Note 1 - Organization and History

The Company

Day Software Holding AG (collectively with its subsidiaries, the "Company") was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company is a provider of integrated content, portal and digital asset management software. The Company's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2004 presentation.

The accompanying consolidated financial statements are prepared on the basis the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of TCHF 5,513 for the year ended December 31, 2004 and has incurred cumulative losses of TCHF 140,652 since inception.

Net cash used in operating activities was TCHF 1,684 and TCHF 3,583 for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, the Company had TCHF 4,500 of cash and cash equivalents on hand.

Management's plans to continue improving the Company's liquidity situation include release of a new software infrastructure product line, improving sales efficiency performance and further refinements to the overall cost structure. In the event the Company would like to raise additional liquidity, management believes it can secure such funds. Management continues to pursue a number of strategic financing opportunities which have arisen in the normal course of business.

The Company's ability to continue as a going concern is dependent upon its ability to execute these plans and, if necessary, to secure additional sources of liquidity.

Although no assurances can be given, management remains confident that the Company will be able to continue as a going concern.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Day Software Holding AG and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Changes in regional and industry economic conditions in which the Company and/or its customers participate can impact the estimates made by management. Significant items subject to such estimates and judgments include the recoverability of the carrying value of goodwill and other long-lived assets, the realizability of deferred tax assets, the collectibility of accounts receivable and the fair value of stock-based compensation awards. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has certain financial instruments whereby the actual fair value of the financial instruments could be different from that recorded on a historical cost basis in the accompanying consolidated balance sheets. The Company has financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, which are carried at cost and approximate fair values due to the short-term nature of these instruments.

Risks, Uncertainties and Concentrations of Credit Risk

The Company's operations are subject to new innovations in product design and functionality. Significant technological changes can have an adverse effect on product lives. Design and development of new products are important elements to achieve profitability in this industry segment.

The Company, at times, maintains cash balances at financial institutions in excess of amounts insured by government agencies.

The Company provides credit in the normal course of business to customers and performs credit evaluations on all customers with significant orders. The Company does not obtain collateral with which to secure its accounts receivable. The Company maintains valuation allowances for potential credit losses based on the expected collectibility of accounts receivable. Management's estimates are based on historical losses, existing economic conditions and the facts and circumstances for specific receivables. The Company continually monitors past due accounts and pursues collection through various means. To date, the Company has not had significant write-offs of its receivables.

During the year ended December 31, 2004, the Company generated 51% of its revenue from 15 customers who represented 41% of the accounts receivable balance as of December 31, 2004, thereof 10% of total revenues and 12% of accounts receivable were attributed to a single customer. During the year ended December 31, 2003, the Company generated 51% of its revenue from 13 customers who represented 51% of the accounts receivable balance as of December 31, 2003. No customer accounted for 10% or more of total revenues or accounts receivable in 2003.

The Company derives a substantial portion of its revenue from software licenses, maintenance agreements and services sold to customers in the United States, Germany and the United Kingdom. The Company's future revenue and results of operations may be significantly and adversely affected by the economic conditions in these countries. Further, a significant portion of the Company's business is conducted in currencies other than the Swiss Franc. The Company does not currently utilize any derivative financial instruments to hedge its foreign currency exchange risks. In order to manage foreign currency exchange risks, the Company attempts to match cash inflows and outflows (revenues with cost of revenues and operating costs) in the same currency to the extent possible. The Company continually monitors its exposure to foreign currency exchange risk. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, British pound and Euro, could significantly impact the Company's financial position and reported results of operations.

Commitments and Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability to third parties has been incurred and the amount can be reasonably estimated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and are depreciated using the straight-line method over their estimated useful lives (from two to five years). Leasehold improvements are amortized over the shorter of the useful life of the asset or the related lease. Maintenance and repairs are expensed as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Investments

The Company has an equity investment in common stock of a non-publicly traded company. The stock was acquired in 2004 in exchange for software license and maintenance sold and as is carried at cost which was determined by reference to recent private-placement sales of the investee's common stock. The carrying value of the investment was TCHF 91 as of December 31, 2004.

Intangible Assets

Intangible assets include goodwill and other intangible assets which resulted from the acquisition of MarketingNet Ltd. ("MarketingNet") in October 2000.

Goodwill represents the excess of purchase price over the fair value of the net assets acquired. Goodwill is stated at amortized cost and was amortized on a straight-line basis over five years up until December 31, 2001, at which time the Company ceased amortizing goodwill pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). Further, SFAS No. 142 no longer permits the work force intangible asset to be recognized separately and apart from goodwill. Consequently, as of January 1, 2002, the Company reclassified TCHF 673 representing the net carrying value of its work force intangible asset into goodwill.

Finally, SFAS No. 142 no longer permits amortization of an intangible asset that is determined to have an indefinite useful life. The Company re-assessed the useful lives of its intangible assets and determined that its client list has an indefinite useful life due to its expected ability to generate cash flows indefinitely. Accordingly, the Company has ceased amortizing its client list effective January 1, 2002, upon adoption of SFAS No. 142, and will test for impairment. The net carrying value of the Company's client list was TCHF 2,749 as of December 31, 2002.

Other intangible assets also include assets with estimable useful lives. These assets include brand name, which is stated at amortized cost and is amortized on a straight-line basis over ten years. Pursuant to SFAS No. 142, assets with estimable useful lives should continue to be amortized. Accumulated amortization as of December 31, 2004 and 2003 was TCHF 12,496 and TCHF 12,309, respectively. Amortization expense of these intangible assets totaled TCHF 187 for each of the years ended December 31, 2004 and 2003. Amortization expense for these intangible assets is estimated to be TCHF 187 in each of the years 2005 through 2010.

Impairment

Long-lived assets and intangible assets, excluding goodwill, with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value. If an asset is determined to be impaired, the impairment is measured by the amount that the carrying amount of the asset exceeds its fair value.

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually in lieu of being amortized. The impairment test compares the intangible asset's fair value with its carrying amount. Impairment, if any, is measured as the difference between the carrying value and the fair value of the related net assets. The Company tested goodwill and intangible assets with indefinite useful lives for impairment during 2004 and 2003 and determined that impairment existed in 2004. The Company recorded an impairment charge of TCHF 1,000 and TCHF 0 for the years ended December 31, 2004 and 2003, respectively.

Impairments in value of cost method investments that are considered to be other-than-temporary are recognized immediately as expense and a new cost basis is established. A cost method investment is evaluated for impairment whenever events or circumstances indicate that the investment may be impaired. During 2004, no other-than-temporary impairment charges were recorded related to the Company's cost method investment.

Foreign Currency

The functional currency of the Company's foreign subsidiaries are their respective local currencies. Translation adjustments of local currency financial statements into the Swiss Franc ("CHF") are reflected as a component of other comprehensive loss. Foreign exchange gains and losses resulting from specific foreign currency transactions are included in the consolidated results of operations.

Revenue Recognition

The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2 as amended. Revenue from license fees and from sales of software products is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. For multiple-element arrangements where fair values do not exist for one or more of the delivered elements but do exist for all of the undelivered elements, the Company recognizes revenue using the "residual method" under which the total fair value of the undelivered elements is deferred and subsequently recognized when the basic provisions SOP 97-2 have been met.

For software licenses that require a significant amount of modification to the source code, as well as require the development of applications, revenue is recognized using the percentage of completion method. Under the percentage of completion method of accounting, revenues are recorded as progress towards completion occurs which is measured based on actual costs incurred as a percentage of the total costs expected to be incurred to complete the contract. An allocation is made for core licenses and application development, and such revenues are recorded as license and service revenues, respectively. In cases where the Company uses an integration partner to install software, the Company will use the completed contract method of accounting for license revenue recognition or recognize the revenue upon shipment to the customer, depending on the facts and circumstances surrounding the integration.

Service revenues include professional services, maintenance and training fees. Professional services primarily consist of software installation and integration, customer support and training. The Company generally bills its professional services customers on a time and materials basis and recognizes revenue as the services are performed. Maintenance agreements are typically priced based on a percentage of the product license fee, and typically have a one-year term that is renewable annually. Services provided to customers under maintenance and technical support agreements are recognized ratably over the term of the agreement. Time incurred for custom application development is reflected as service revenues, unless such application will be licensed without material modifications as discussed above.

Historically, product upgrades were billed separately as delivered by the Company. In the event product upgrades were offered on an "as available" basis, and were part of a multiple-element arrangement, vendor specific objective evidence was used to allocate value and defer such revenues until delivered. Beginning with the release of Communiqué 3.1 in 2001, product upgrades have been included as part of maintenance.

The Company defers revenue for software arrangements when cash has been received from the customer and the arrangement does not qualify for revenue recognition under the Company's policy. These amounts are reflected as deferred revenue on the accompanying consolidated balance sheets. The Company records an account receivable for software arrangements when the arrangement qualifies for revenue recognition and cash or other consideration has not been received from the customer. The Company will record an unbilled receivable for software arrangements when the arrangement qualifies for revenue recognition but the customer has not yet been billed.

During 2004, the Company recognized TUSD 80 of revenue from the sale of software and maintenance in exchange for a 4% equity interest in a non-public company.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was TCHF 544 and TCHF 693 for the years ended December 31, 2004 and 2003, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses are principally comprised of payroll and payroll related costs.

Stock-based Compensation

The Company applies the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the date of grant. Such compensation expense, if any, is recognized over the service period to which the option relates. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and SFAS 148 "Accounting for Stock-Based Compensation-Transition and Disclosure, and amendment to SFAS No. 123 ("SFAS No. 148"), established accounting and disclosure requirements using a fair value based method of accounting for stock-based compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value based method to all outstanding and unvested awards in each period:

	2004	2003
Net loss, as reported	5,513	3,951
Deduct: Stock-based employee compensation expense included in reported net loss, net of related tax effects	28	345
Deduct: Stock-based professional fees expense included in reported net loss, net of related tax effects	11	–
Add: Total stock-based compensation expense determined under fair value based method, net of related tax effects	925	1,587
Net loss, pro forma	**6,399**	**5,193**
Loss per share, as reported	4.62	3.52
Loss per share, pro forma	5.36	4.62

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions:

	2004	2003
Risk free interest rate	2.25%	2.25%
Expected life (years)	5	5
Expected volatility	86%	108%
Dividend yield	–	–

Income Taxes

The Company accounts for its income taxes under an asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Deferred income tax assets and liabilities are recognized based on the enacted tax rates that are in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if management determines that it is more likely than not that the Company will not realize all or a portion of these tax assets.

Loss Per Share

Basic loss per share is computed by dividing net loss available to shareholders by the weighted average number of shares outstanding during the period. Diluted loss per share is the same as basic loss per share as the effect of the assumed exercise of common stock equivalents is anti-dilutive due to the Company's net losses. Common stock equivalents totaling 279,860 and 268,248 have been excluded from the calculation of the weighted average shares outstanding for the years ended December 31, 2004 and 2003, respectively, as their effects are anti-dilutive.

Software Development Costs

Development costs incurred in the research and development of new software products to be sold or marketed are expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to recoverability. Products are made available for general release, concurrent with the achievement of technological feasibility. Accordingly, software development costs incurred subsequent to the establishment of technological feasibility have not been significant, and the Company has not capitalized any software development costs to date.

Costs of internally developed software upgrades and maintenance are expensed as incurred. Costs of training and data conversion are expensed as incurred.

New Accounting Standards Not Yet Adopted

In November 2003 and March 2004, the FASB reached partial consensuses on Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," ("EITF 03-1"). EITF 03-1 addresses the meaning of other-than-temporary and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain marketable debt and equity securities, and certain disclosures about non-marketable cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued. The Company does not have any marketable equity or debt securities as of December 31, 2004, but does have one cost-method investment. The EITF 03-1 disclosures applicable to that cost method investment have been provided in Note 2.

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment," ("SFAS 123R"). SFAS 123R establishes accounting guidance for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. SFAS 123R applies to all awards granted after July 1, 2005, and to awards modified, repurchased or cancelled after that date using a modified version of prospective application. The adoption of SFAS 123R in the third quarter of 2005 will result in additional compensation expense in the Company's consolidated financial statements. The Company is currently determining the effect of SFAS 123R on its consolidated financial statements.

Note 3 — Property and Equipment

Property and equipment consist of the following as of December 31:

	Life of Assets	2004	2003
Computer equipment and software	2 to 3 years	4,394	4,428
Furniture and fixtures	5 years	1,138	1,179
Leasehold Improvements	Useful life or lease term	2,975	2,975
		8,507	**8,582**
Less Accumulated depreciation		(7,904)	(6,919)
Property and equipment, net		**603**	**1,663**

For the years ended December 31, 2004 and 2003, depreciation expense totaled TCHF 1,079 and TCHF 1,492, respectively.

Note 4 — Restructuring Costs

In the second quarter of 2001 and continuing into 2002, the Company executed a plan to restructure its operations. These plans were initiated to streamline operations and reorganize resources to increase flexibility, generate cost savings and operational efficiencies and improve the overall quality of service to the Company's customers. This restructuring plan resulted in certain organizational realignments, work force reductions and consolidations of excess facilities. The Company recorded restructuring adjustments of TCHF 0 and TCHF (180) for the years ended December 31, 2004 and 2003 respectively, which are classified in operating expenses in the accompanying consolidated statements of operations.

Through December 31, 2002, the restructuring plan had resulted in the termination of 114 employees across all business functions and geographic regions. The Company recorded net work force reduction charges TCHF 2,279 related to severance and fringe benefits for the year ended December 31, 2002.

For the year ended December 31, 2002, the Company also recorded net charges of TCHF 599, for the consolidation of excess facilities, relating primarily to non-cancelable lease costs. These charges represent future excess lease costs, net of estimated sublease income, and early cancellation fees. The net lease expense will be paid over the respective lease terms through 2006. As of December 31, 2004, the liability for these future excess lease costs totaled TCHF 137.

The restructuring charges and related activity for the years ended December 31, 2004 and 2003 are summarized as follows:

	Liability as of December 31, 2002	2003 Payments Against Liability	2003 Adjustments	Liability as of December 31, 2003	2004 Payments Against Liability	2004 Adjustments	Liability as of December 31, 2004
Facility costs	980	(553)	(180)	247	(110)	0	137

Note 5 — Commitments and Contingencies

Operating Leases

The Company leases its office facilities and certain office equipment in Europe and the United States. These facilities hold all of the Company's operations and expire at various dates ranging from one to five years.

The Company's future annual minimum lease payments to be made and sublease payments to be received as of December 31, 2004, are as follows:

	Lease Payments	Sublease Receipts
2005	710	167
2006	66	14
thereafter	3	–
Total	**779**	**181**

In January 2003, the Company amended one of its office leases in the United States. Under the terms of the amendment, the Company was able to reduce its remaining lease obligations to the landlord. The schedule of future annual minimum lease payments above reflects the new lease obligations under the January 2003 amendment.

Total rent expense for the years ended December 31, 2004 and 2003 was TCHF 983 and TCHF 1,043, respectively. Sublease income was TCHF 180 and TCHF 64 for the years ended December 31, 2004 and 2003, respectively.

The company has pledged cash balances totaling TCHF 162 guaranteeing TCHF 73 of future operating lease payments included in the company's future minimum lease payments disclosed above and guaranteeing TCHF 15 of other obligations to a vendor.

Employment Contracts

The Company has entered into employment contracts with certain officers and employees of the Company. The employment contracts expire at various dates. Under the provisions of the employment contracts, the Company may terminate all of these contracts for cash payments totaling TCHF 1,044.

Note 6 — Shareholders' Equity

Description of Share Capital

The Company's share capital is comprised of ordinary capital, authorized capital and conditional capital. Authorized capital can be issued at the discretion of the Board of Directors of the Company, provided that any issuances of authorized capital are within a period not exceeding two years following approval by the shareholders (currently before May 17, 2006). Any increases to authorized or conditional capital are subject to the approval of the shareholders.

The Company may issue up to 562,000 shares of authorized capital, subject to certain limitations and restrictions. Authorized capital can be used for acquisitions, new investments, participation of employees and strategic alliances and partnerships.

The Company may issue up to 471,531 shares of conditional capital, subject to certain limitations and restrictions. Conditional capital will only be issued in connection with the exercise of the Company's stock options granted to employees.

Dividends may be paid only if the Company has sufficient distributable profits from previous fiscal years, or if reserves are sufficient to allow for the distribution of a dividend. The Company is required to retain at least 5% of the annual net profits as a general reserve until such time that the reserves are at least 20% of the Company's nominal share capital. Dividends are subject to the approval of the shareholders. To date, no dividends have been declared.

Treasury Shares

In February 2000, the Company acquired 17,066 treasury shares during the second private equity placement at the issuance price of CHF 110.00 per share. During the initial public offering, the Company acquired an additional 45 shares at the issuance price of CHF 440.00 per share. Since acquiring these shares, the Company has issued them from time-to-time, primarily in connection with employment and consulting contracts. As of December 31, 2004 and 2003, there were 9,762 shares of capital stock in the treasury.

Capital Share Purchase Options

In November 1999, the Board of Directors adopted the Day Interactive Holding AG International Stock Option Plan (the "International Option Plan") and the Day Interactive Holding AG United States Stock Option Plan (the "United States Option Plan"). The shareholders of the Company approved both the International Option Plan and United States Option Plan, effective November 1999. The Board of Directors allocated 190,000 shares of capital stock for issuance under the International Option Plan and 95,000 shares of capital stock for issuance under the United States Option Plan. In April 2001, the Board of Directors approved a resolution to increase the shares of capital stock for issuance under the United States Option Plan to 373,595. The Board of Directors further approved a resolution to decrease the shares of capital stock for issuance under the International Option Plan to 186,800. Both resolutions were ratified by the shareholders in May 2001.

Both the International Option Plan and United States Option Plan are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. The maximum term of options granted under the International Option Plan and the United States Option Plan is ten years.

Stock option activity under the International Option Plan and United States Option Plan for the years ended December 31, 2004 and 2003 was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2003	**238,858**	**27.58**
Granted	151,546	11.36
Exercised	(3,047)	11.30
Cancelled	(119,109)	31.08
Outstanding, December 31, 2003	**268,248**	**17.23**
Granted	108,850	17.73
Exercised	(84,344)	11.06
Cancelled	(12,894)	52.23
Outstanding, December 31, 2004	**279,860**	**17.67**

As of December 31, 2004 and 2003 there were 182,640 and 185,822 shares exercisable, respectively.

The following table summarizes capital share options outstanding as of December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding as of December 31, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable as of December 31, 2004	Weighted Average Exercise Price
10.00 - 14.70	149,753	5.70	11.93	122,370	11.65
15.05 - 19.75	61,494	6.65	17.40	26,919	17.38
21.00 - 35.00	66,803	7.13	26.60	31,541	31.39
110.00	1,110	0.04	110.00	1,110	110.00
200.00 - 300.00	700	0.53	271.43	700	271.43

The weighted average grant date fair value for options issued during 2004 and 2003 was CHF 12.14 and CHF 8.79, respectively.

Stock Option Exchange Offer

In May 2001, the Company, excluding its subsidiaries in Switzerland and Germany, completed an offering to Company employees whereby an employee could voluntarily exchange certain options. Under this program, employees holding options to purchase shares of the Company's capital stock were given the opportunity to exchange their existing options for new options to purchase an equal number of shares of the Company's capital stock. 61,790 options with a weighted-average exercise price of CHF 358.23 were tendered pursuant to this program. In May 2001, those options were accepted and cancelled by the Company. The Company undertook to grant new options on a one-for-one basis, in lieu of the tendered options, to the affected employees. The new options were not to be granted until at least six months and one day after acceptance of the old options for exchange and cancellation. The new options, which totaled 30,315, were granted in December 2001. The remaining options of 31,475 were not granted as the employees terminated their employment with the Company. The exercise price of the new options was the last reported price of the Company's capital stock on the date of grant.

Stock-based Compensation

In connection with certain stock options granted to non-employees and employees prior to December 31, 2004, the Company recognized stock-based compensation, which is being amortized to compensation expense over the vesting periods of the applicable options. Stock-based compensation expense recognized during the years ended December 31, 2004 and 2003 totaled TCHF 39 and TCHF 345, respectively.

Note 7 — Retirement and Pension Plans

The Company is required to contribute to a social security program in Switzerland. Contributions are levied on all salaries. The contribution rate is 10.10% of compensation and such contributions are paid to the government (5.05% is paid by the employee and 5.05% is paid by the employer). Total expense for this plan in 2004 and 2003 was TCHF 459 and TCHF 383, respectively.

In Switzerland, the Company is also required to contribute to an additional pension plan if an employee earns more than TCHF 25 per year. The employer is responsible for premium payments under a pension contract with an insurance firm. This plan, by its terms, constitutes a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions. Accordingly, the net pension cost in the consolidated financial statements equals the contributions made by the Company. The premiums are paid 50% by the employee and 50% by the employer and are based on a percentage of the employee's salary. The percentage ranges from 8% to 19% of the employee's salary and is dependent on the age and gender. Total expense for this retirement plan in 2004 and 2003 was TCHF 344 and TCHF 306, respectively.

In the United States, the Company sponsors a 401(k) retirement plan (the "Plan") that is considered a defined contribution discretionary plan under which eligible participants may contribute up to a maximum of 80% of their pre-tax earnings subject to certain statutory limitations. The Company made no discretionary contributions to the Plan during 2004 and 2003.

Note 8 — Income Taxes

The components of loss (income) before income taxes consist of the following:

	2004	2003
Europe	1,856	(1,860)
Americas	3,630	5,747
Total	**5,486**	**3,887**

The components of the provision for income taxes for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Current:		
Europe	22	60
Americas	5	4
Total current	**27**	**64**
Deferred	–	–
Total provision for income taxes	**27**	**64**

The deferred income tax assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Net operating loss carryforwards	47,263	45,837
Less — valuation allowance	(47,263)	(45,837)
Total deferred tax assets	–	–

The Company records a valuation allowance to reduce its deferred tax assets to the level that management believes will more likely than not be realized. The Company has recorded a full valuation allowance with respect to its net operating loss carryforwards since the Company does not expect to generate sufficient taxable income for the foreseeable future to utilize any of the net operating loss carryforwards before they expire. In 2004 and 2003, the change in the deferred tax asset allowance amounted to TCHF 1,426 and TCHF 1,403, respectively.

As of December 31, 2004, the Company had net operating loss carryforwards amounting to approximately TCHF 216,814, in a jurisdiction of Switzerland, which expire beginning 2007 through 2011. The effective tax rate in the Canton of Basel, Switzerland, the jurisdiction of the Company's primary income generating activity, is approximately 24.8%. Day Software Holding AG does not pay any cantonal taxes, only federal taxes at 8.5%. In addition, the Company has certain net operating losses in Germany, Singapore and the United Kingdom amounting to approximately TCHF 21,019 in 2004 which will be carried forward until they are used to offset taxable income.

As of December 31, 2004, the Company had United States federal and state net operating loss carryforwards amounting to approximately TCHF 39,659. These federal and state net operating loss carryforwards expire beginning in 2019 and 2006, respectively. Section 382 of the United States Internal Revenue Code includes provisions that may limit the net operating loss carryforwards available for use in any given year if certain events occur, including significant changes in stock ownership.

The Company's effective tax rate differs from the federal statutory rate for the years ended December 31, 2004 and 2003 as follows:

	2004	2003
Federal statutory rate, net of federal and cantonal benefit	6.4%	6.4%
Canton taxes, net of federal and cantonal benefit	18.4%	18.4%
Change in valuation allowance	(24.3%)	(23.2%)
Effective tax rate	**0.5%**	**1.6%**

Note 9 — Segment and Other Information

The Company operates predominantly in a single industry segment as a provider of enterprise software and related services. The Company's reportable operating segments are based on geographic location, which are Europe, the Americas and Asia Pacific. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intergeographic revenues primarily represent intercompany revenues which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Geographical revenue information is based on the origin of the sales. Segments by geographic area of origin are as follows for the years ended December 31, 2004 and 2003:

	2004	2003
Revenues		
Europe	11,351	13,020
Americas	2,716	2,849
Asia Pacific	387	250
Elimination of intergeographic revenues	(1,381)	(1,389)
Total revenues	**13,073**	**14,730**
Net loss (income)		
Europe	1,877	(1,800)
Americas	3,636	5,751
Total net loss	5,513	3,951
Assets		
Europe	11,319	15,869
Americas	1,164	2,904
Total assets	**12,483**	**18,773**
Expenditures for long-lived assets		
Europe	26	46
Americas	10	2
Total expenditures for long-lived assets	**36**	**48**
Interest Income		
Europe	22	37
Americas	5	4
Total interest income	**27**	**41**
Interest expense		
Europe	7	5
Americas	–	–
Total interest expense	**7**	**5**
Amortization and impairment of intangible assets		
Europe	1,187	187
Americas	–	–
Total amortization and impairment of intangible assets	**1,187**	**187**

	2004	2003
Depreciation of fixed assets		
Europe	934	1,160
Americas	145	332
Total depreciation	**1,079**	**1,492**

Non-cash items		
Restructuring charges (credits)		
Europe	–	(55)
Americas	–	(125)
Total restructuring charges (credits)	**–**	**(180)**

Enterprise-Wide Information		
Software license revenues		
Switzerland	1,110	2,471
Germany	331	3,337
United Kingdom	1,173	123
United States	1,481	1,676
Other foreign countries	397	279
Total software license revenues	**4,492**	**7,886**
Service revenues		
Switzerland	2,450	2,031
Germany	1,826	1,182
United Kingdom	2,858	2,235
United States	1,206	1,134
Other foreign countries	241	262
Total service revenues	**8,581**	**6,844**
Long-Lived Assets		
Switzerland	414	1,211
Germany	39	89
United Kingdom	69	141
United States	81	222
Total long-lived assets	**603**	**1,663**



Report of the Statutory Auditors to the General Meeting of DAY Software Holding AG, Basel

KPMG

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, profit and loss statements and notes) of DAY Software Holding AG for the year ended December 31, 2004, presented on page 46 through 49.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of the legal reserves (general reserve) to offset the accumulated deficit comply with Swiss law and the Company's articles of incorporation.

We recommend that, the financial statements submitted to you be approved.

Without qualifying our opinion we draw attention to our opinion on the consolidated financial statements of DAY Software Holding AG and subsidiaries (the "Company") where doubt about the Company's ability to continue as a going concern is addressed, to the related note disclosure in the annual report as well as to the note disclosure of the attached financial statements.

In the event the Company does not achieve its budgets or the Company is not able to continue as a going concern, impairment adjustments and provisions would have to be recorded which could lead to a loss of share capital and legal reserves. In this case we refer to Art. 725 of the Swiss Code of Obligations.

KPMG Fides Peat

Orlando Lanfranchi
Swiss Certified Accountant
Auditor in Charge

Florence Furler
Swiss Certified Accountant

Basel, April 8, 2005

Day Software Holding AG Balance Sheets

(in thousands CHF)

	December 31, 2004	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	1,784	1,763
Other receivables due from third parties	–	4
Prepaid expenses	9	5
Treasury shares	191	134
Total current assets	**1,984**	**1,906**
Non-current assets		
Long-term investments and loans		
Investments in subsidiaries	13,012	14,627
Total non-current assets	**13,012**	**14,627**
TOTAL ASSETS	***14,996***	***16,533***
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Trade payables due to third parties	–	38
Short-term debt due to subsidiaries	309	312
Accrued liabilities	120	162
Total liabilities	**429**	**512**
Shareholders' Equity		
Share capital	12,097	11,253
Legal reserves		
General reserve	3,784	10,214
Reserve for treasury shares	1,074	1,074
Accumulated deficit	(2,388)	(6,520)
Total shareholders' equity	**14,567**	**16,021**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***14,996***	***16,533***

See accompanying notes to these financial statements.

Day Software Holding AG

Profit and Loss Statements

(in thousands CHF)

	Year Ended December 31, 2004	Year Ended December 31, 2003
Income		
Interest income	1,513	2,121
Reversal of impairment charge on Treasury Shares	58	90
Other operating income	2	–
Total income	**1,573**	**2,211**

Expenses		
Consultancy fees	(254)	(280)
Allowances for intercompany loans	(2,074)	(6,728)
Impairment charge on investments	(1,616)	(1,510)
Bank charges	(8)	(9)
Foreign exchange loss	(1)	(100)
Other expense	–	(53)
Loss before income taxes	**(2,380)**	**(6,469)**
Tax	(8)	(51)
Net loss	**(2,388)**	**(6,520)**

See accompanying notes to these financial statements.

Note 1 — Guarantees in favor of third parties

	2004	2003
Guarantees (total amount)	88	103
Pledged assets	162	163

Note 2 — Treasury shares

On January 24, 2001, a member of the Board of Directors received 194 shares for his services during the build-up phase of Day Software, Inc. (formerly known as Day Interactive Corp.) in the United States. On January 29, 2001, two external consultants who supported the development of Day Software GmbH (formerly known as Day Interactive Germany GmbH) during its start-up phase also received 2,667 shares each.

On December 21, 2001, 910 shares were given to an employee in exchange for his stock options at zero value. There were no treasury shares distributed during 2004 or 2003. As of December 31, 2004 and 2003, there were 9,762 treasury shares.

These treasury shares are valued at market value and are included in current assets at December 31, 2004 and 2003.

Note 3 — Authorised and conditional increase of share capital

	2004	2003
Unissued authorised share capital	5,620	5,604
Unissued conditional share capital	4,715	5,559

Note 4 — Investments in subsidiaries

As of December 31, 2004

Subsidiary	Amount In	Share Capital (in thousands)	% held
Day Management AG, Basel, Switzerland	CHF	250.00	100
Day Software AG, Basel, Switzerland	CHF	100.00	100
Day Software GmbH, Munich, Germany	EUR	25.00	100
Day Software, Ltd., London, United Kingdom	GBP	2,800.10	100
Day Software, Inc., Irvine, United States	USD	420.00	100
Day Interactive Singapore PTE Ltd., Singapore, Singapore	SGD	100.00	100
MarketingNet Ltd, Leamington Spa, United Kingdom	GBP	20.80	100

Note 5 — Shareholders

The principal shareholders of the Company (quoted on a stock exchange) are:

	2004 % held	2003% held
Michael Moppert	18.73	20.16
Roger Mäder	11.27	13.92
David Nüscheler	9.13	9.81

Note 6 — Basis of Presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Day Software Holding AG ("Day Holding") incurred a net loss of TCHF 2,388 for the year ended December 31, 2004.

Net cash provided was TCHF 21 for the year ended December 31, 2004. As of December 31, 2004, Day Holding had TCHF 1,784 of cash and cash equivalents on hand.

Day Holding's ability to continue as a going concern is dependent upon its ability to execute operational plans and, if necessary, to secure additional sources of liquidity.

Although no assurances can be given, management remains confident that Day Holding will be able to continue as a going concern.

Appropriation of Legal Reserves (General Reserve)

The Board of Directors proposed the appropriation of the legal reserves (general reserve) to offset the accumulated deficit.

Shareholders' equity after the appropriation of the legal reserve as of December 31, 2004 and 2003 is as follows:

	2004	2003
Share capital	12,097	11,253
Legal reserves		
General reserve	1,396	3,694
Reserve for treasury shares	1,074	1,074
Accumulated deficit	–	–
Total shareholders' equity	**14,567**	**16,021**

There are no further matters which would require disclosure in accordance with Art. 663b CO.

Share Data

Stock exchange	SWX Swiss Exchange
Security number	1047421
Symbol	DAYN
First listing date	April 3, 2000
Nominal value	CHF 10
Issue price	CHF 440

The shareholder meeting of Day Software Holding AG will take place on May 19, 2005 in Basel, Switzerland.

About Day

Day is a provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

A warning regarding forward-looking statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Actual events or results, of course, could differ materially. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially from such forward-looking statements are its limited operating history, its need to stay on the forefront of technological development within its industry, and its ability to expand into new geographic markets. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

Corporate Headquarters	Day Software Holding AG Barfüsserplatz 6, 4001 Basel Switzerland http://www.day.com
Investor Relations	Peter Nachbur T +41 61 226 98 98 F +41 61 226 98 97 peter.nachbur@day.com
Shareholder Register	SEGA Aktienregister AG P.O. Box, 4601 Olten, Switzerland T +41 62 205 36 95 F +41 62 205 39 66

The English text of this 2004 Day Annual Report represents the binding version.



